RMS

18000954

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

SEC FILE NUMBER
8-68563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cigna Benefits Financing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Cottage Grove Rd
(No. and Street)

Bloomfield	CT	06002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Foley (860) 226-2172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd, Suite 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Lauren Willerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cigna Benefits Financing, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA W VASILAKIS
NOTARY PUBLIC
CONNECTICUT
MY COMMISSION EXPIRES 10/31/2022

Signature

President
Title

Barbara W. Vasilakis
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2017

Cigna Benefits Financing, Inc.
Index
December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Cigna Benefits Financing, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cigna Benefits Financing, Inc. as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 3 to the financial statements, the Company has entered into significant transactions with Connecticut General Life Insurance Company, a related party. As discussed in Note 3 to the financial statements, the Company has entered into significant transactions with Cigna Health & Life Insurance Company, a related party.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

pwc

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 22, 2018

We have served as the Company's auditor since 2011.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Financial Condition
As of December 31, 2017

(Amounts in thousands, except per share amounts)

	2017
Assets:	
Cash	$258
Total Assets	$258
Liabilities:	
Accounts payable and accrued expenses	$76
Income Taxes Payable, to affiliate	9
Total Liabilities	$85
Equity:	
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	$1
Additional paid-in capital	99
Retained earnings	73
Total Equity	$ 173
Total Liabilities and Equity	$258

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Income
For the Year Ended December 31, 2017

(Amounts in thousands)

	2017
Income:	
Servicing fees from affiliate (see note 3)	$1,111
Expenses:	
Employee compensation and benefits	892
Technology and data expenses	79
General expenses	45
Rent	41
Regulatory fees	7
State Taxes	1
Other expenses	20
Total Expenses	1,085
Income before income taxes	26
Provision for income taxes	9
Net Income	$17

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

(Amounts in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance January 1, 2017	$1	$99	$56	$156
Net Income	-	-	17	17
Balance December 31, 2017	$1	$99	$73	$173

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2017

(Amounts in thousands)

	2017
Cash Flows from operating activities:	
Net Income	$17
Net changes in assets and liabilities:	
Accounts payable and accrued expenses	(20)
Income taxes payable	(2)
Net Cash provided by operating activities	(5)
Cash at beginning of the year	263
Cash at end of the year	$258
Supplemental cash flows disclosures:	
Income tax payment (payable to affiliate)	$(11)

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Cigna Benefits Financing, Inc. (the "Company") is a wholly-owned subsidiary of Cigna Investments, Inc. ("CII"), which is an indirect wholly-owned subsidiary of Cigna Corporation ("Cigna"). The Company, formed in 2010, is a broker-dealer company incorporated in the State of Delaware. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). CII provided an initial capital funding of $25 thousand on May 18, 2010. A second capital funding of $975 thousand, requested by FINRA as a condition of membership approval, was provided by CII on October 19, 2010. After receiving FINRA membership approval, the Company commenced operations on January 14, 2011.

The business of the Company consists of supervising the sale and servicing of corporate owned variable life insurance policies issued by its affiliate, Connecticut General Life Insurance Company ("CGLIC"), and its revenue consists solely of revenue from CGLIC.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation

The Financial Statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated United States federal income tax return filed by Cigna, the Company's ultimate parent. Pursuant to the Tax Sharing Agreement with Cigna, the provision for federal income taxes is computed as if it were filing on a separate return basis, except that benefits arising from credits and net operating losses are allocated to those subsidiaries producing such attributes only to the extent they have been utilized in the consolidated federal income tax provision. Note 5 contains detailed information about the Company's income taxes.

Revenue Recognition

In accordance with the Expense Sharing and Servicing Agreement with its affiliates, CGLIC and Cigna Health & Life Insurance Company ("CHLIC"), the Company recognizes fee income on a monthly basis. In 2017, CGLIC paid the Company $1,111 thousand for its services.

Recently Issued Accounting Guidance Not Yet Adopted

In May 2014, the FASB issued ASU No.2014-09, "Revenue from contracts with Customers (Topic 606)" (ASU 2014-09) and related amendments. ASU 2014-09 will supersede existing revenue recognition standards with a single model unless those contracts are within scope of other standards (e.g. an insurance entity's insurance contracts). The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, new and enhanced disclosures will be required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The Company has completed its evaluation of the new requirements and the adoption of the new guidance will not have a material impact to its pattern of revenue recognition or net income.

Note 3 – Related Party Transactions

The Company has an Expense Sharing and Servicing Agreement with its affiliates, CGLIC and CHLIC. The Company reimburses CHLIC on a monthly basis for all incurred expenses, including employee compensation and benefits, rent and other general expenses. In 2017, the Company reimbursed CHLIC $1,097 thousand and received fee income of $1,111 thousand from CGLIC.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the Uniform Net Capital Rule a broker/dealer that does not receive or hold funds or securities for customers nor does it carry accounts for customers, is required to maintain net capital of $5 thousand or 6.67% of aggregate indebtedness, whichever is greater. The Company maintained the required minimum net capital at all times during 2017. At December 31, 2017, the Company had net capital of $173 thousand, which was $167 thousand in excess of its required net capital of $6 thousand. The Company had aggregate indebtedness of $85 thousand at December 31, 2017, and its percentage of aggregate indebtedness to net capital was 49.0 at December 31, 2017.

The Company claims exemption from Rule 15c3-3 under the provision of Section k(2)(i).

Note 5 – Income Taxes

The components of income taxes for the year ended December 31 was as follows:

(In 000's)	**2017**
Current taxes/(benefit)	$9
Deferred taxes	-
Total income tax expense/(benefit)	$9

Total income tax expense for the year ended December 31, 2017 was the same as the amount computed using the nominal federal income tax rate of 35%.

The Internal Revenue Service has completed review of Cigna's consolidated income tax returns through 2012. The statute of limitations of limitations for 2013 has expired.

Major tax reform legislation was signed into law on December 22, 2017. The legislation is highlighted by a reduction in the corporate income tax rate from the current 35% to 21%, effective January 1, 2018. The remaining provisions of the law, most of which take effect on January 1, 2018, are not expected to have a material impact on the Company's results of operations.

Note 6 – Commitments and Contingencies

The Company has committed to reimburse CHLIC for the expenses incurred under the Expense Sharing and Servicing Agreement on its behalf within 30 days following the close of the month, as specified in the Agreement.

The Company, in its capacity as a broker-dealer, is subject to examination by regulatory agencies and can be subject to litigation and various claims. The Company's management is not aware of any matters that could have a material effect on the Company's results of operations or financial position.

Note 7 – Subsequent Events

The Company is not aware of any events that occurred subsequent to the close of the books or accounts which had a material effect on the financial condition of the Company. In preparing these financial statements, the Company has evaluated events that occurred between the balance sheet date and February 22, 2018, the date the financial statements were available to be issued.

Schedule I
Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Year Ended December 31, 2017
(Amounts in thousands)

	2017
Net Capital	
Total ownership equity qualified for Net Capital	$173
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	173
Less: Nonallowable assets	-
Net Capital before haircuts on securities positions	173
Haircuts on securities	-
Net Capital	$173
Aggregate Indebtedness	
Total A.I. liabilities from Statement of Financial Condition	85
Add:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$85
Percentage of aggregate indebtedness to net capital	49.0
Computation of Basic Net Capital Requirement	
Minimum net capital required	$6
Excess net capital	167
Net capital less greater of: 10% of aggregate indebtedness or 120% of minimum net capital required	164

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between this audited computation of Net Capital (Schedule I) prepared by Cigna Benefits Financing, Inc. and included in the Company's Part IIA FOCUS Report as of December 31, 2017.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017
Schedule II

The company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying Independent Registered Public Accounting Firm's Report

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cigna Benefits Financing, Inc.:

We have reviewed Cigna Benefits Financing Inc.'s assertions, included in the accompanying Cigna Benefits Financing, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 22, 2018

Cigna Benefits Financing, Inc.'s
Exemption Report

Cigna Benefits Financing, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Cigna Benefits Financing, Inc.

I, Lauren Willerton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President
Date: February 22, 2018